MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
WWW.BAKERDONELSON.COM

MICHAEL RAFTER

DIRECT DIAL: 404.443.6702

DIRECT FAX: 404.238.9626

MRAFTER@BAKERDONELSON.COM

January 15, 2015

VIA FEDERAL EXPRESS

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:	Strategic Storage Growth Trust, Inc. (the “Issuer”)
Amendment No. 2 to Registration Statement of Form S-11
Filed December 16, 2014
File No.: 333-193480

Dear Mr. Kluck:

This letter is sent in response to your letter dated December 31, 2014 setting forth your comments to the Issuer’s Amendment No. 2 to the Registration Statement. We have reproduced your comments and have included our responses below.

Unaudited Pro Forma Consolidated Statements of Operations, page F-4[9]

1. We note that the Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2014 gives effect to the acquisitions as if they were completed as of January 1, 2014. Please explain to us your basis for making adjustments as if the acquisitions were completed as of January 1, 2014 rather than as of the beginning of the previous fiscal period.

Response: In response to this comment, we have revised the first paragraph of the preface to the unaudited pro forma consolidated statements of operations on page F-49 of the Prospectus, which now reads as follows:

The following Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2014 and the period from March 12, 2013 (date of inception) to December 31, 2013 gives effect to the acquisitions of three self storage facilities (the “Strategic Storage Growth Trust Properties”) from unaffiliated third parties as if they were completed as of March 12, 2013 (date of inception) by Strategic Storage Growth Trust, Inc. (the “Company”). The Company closed the first two properties on July 31, 2014 and the final property on September 29, 2014. The following unaudited pro forma consolidated statements of operations are based on the historical consolidated statements of operations of the Company and the historical statements of operations of the Strategic Storage Growth Trust Properties.

We have also adjusted the unaudited pro forma consolidated statements of operations accordingly. Such revisions are contained in Pre-Effective Amendment No. 3 to the Issuer’s Registration Statement (“Amendment No. 3”). In light of these revisions, we respectfully request that you clear this comment.

Mr. Tom Kluck

Unaudited Pro Forma Consolidated Statement of Operations, page F-50

2. Please explain your basis for including property acquisition expenses and other acquisition expenses as adjustments to your pro forma statement of operations in light of the guidance in 11-02(b)(5) of Regulation S-X which indicates that material nonrecurring charges or credits which result directly from the transaction should be disclosed separately and not included in the pro forma income statement. In addition please include an adjustment to remove costs directly related to the transaction from the nine months ending September 30, 2014 pro forma income statement.

Response: In response to this comment, we have revised Note 3(e) to the unaudited pro forma consolidated statements of operations on page F-53 of the Prospectus, which now reads as follows:

Property acquisition expenses - affiliates and other property acquisition expenses directly attributable to our 2014 acquisitions totaled approximately $278,000 and $100,000 respectively, and have been excluded from the pro forma consolidated statements of operations because they are non-recurring costs directly attributable to the acquisitions. The remaining balances in the nine months ended September 30, 2014 represent cost associated with acquisitions that were not consummated or acquisitions that have not been completed.

We have also adjusted the unaudited pro forma consolidated statements of operations accordingly. Such revisions are contained in Amendment No. 3. In light of these revisions, we respectfully request that you clear this comment.

If you have any questions or require any additional information or documents, please contact the undersigned (404/443-6702; mrafter@bakerdonelson.com).

Very truly yours,

Michael K. Rafter

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.